Lincoln Financial Group 150 N. Radnor-Chester Road Radnor, Pennsylvania 19087

VIA EDGAR

May 28, 2021

Jeffrey Long

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

(202) 551-6983

RE:	Comments to Registrant Filings
Registrant:	Lincoln Variable Insurance Products Trust
1940 Act File No.:	811-08090

Dear Mr. Long:

This letter responds to your April 29, 2021 comments on the December 31, 2020 annual shareholder reports (each the “Annual Report”) for the various series (the “Funds”) of the Lincoln Variable Insurance Products Trust (the “Trust”). The following are your comments and our responses.

1.

In the Schedule of Investments for the LVIP Global Aggressive Growth Managed Risk Fund, a tick mark indicates where the fund is “invested in standard class shares.” The investments in each of the LVIP Delaware Mid Cap Value Fund and LVIP Loomis Sayles Global Growth Fund did not have the mark ticked for being invested in standard class. Please confirm if the Fund was not invested in standard class shares of each of the LVIP Delaware Mid Cap Value Fund and LVIP Loomis Sayles Global Growth Fund and, if not, please explain the rationale for the share class in which they are invested.

a.

The LVIP Global Aggressive Growth Managed Risk Fund was invested in the standard class shares of each of the LVIP Delaware Mid Cap Value Fund and LVIP Loomis Sayles Global Growth Fund. The tick mark indicating investment in the standard class shares will be included going forward.

2.

The Lincoln iShares Allocation Funds are funds-of-funds. Under Regulation S-X 6-07(7)(b), any distributions of realized gains from underlying funds should be broken out separately in the Funds’ Statement of Operations. Please confirm whether there were capital gains distributions attributed to underlying funds for the Lincoln iShares Allocation Funds for the period covered by the Annual Report.

a.

Capital gains distributions attributed to underlying funds for the Lincoln iShares Allocation Funds were immaterial for the period covered by the December 31, 2020 Annual Report and therefore were not broken out separately on the Funds’ Statement of Operations. Going forward, distributions of realized gains from underlying funds will be broken out separately in the Funds’ Statement of Operations.

3.

The financial statements for the LVIP American Century Select Mid Cap Managed Volatility Fund, LVIP Delaware Diversified Floating Rate Fund, LVIP SSGA Small Mid Cap 200 Fund, LVIP Delaware Mid Cap Value Fund, and LVIP PIMCO Low Duration Bond Fund each show return of capital distributions during the most recently completed fiscal year. Please confirm that the reporting requirements of Section 19(a) under the Investment Company Act of 1940 have been met for each of these Funds.

a.

Section 19(a) of the Investment Company Act of 1940 requires that a fund distribution made from a source other than such fund’s net investment income be accompanied by a written statement that adequately discloses the source of that payment. With respect to the noted LVIP Funds, at the time of the distributions, the payments were estimated to be from net income and/or capital gains. Section 19(a) notices did not accompany these payments since the return of capital would have had to be anticipated prior to making the distributions.

4.

The Prospectus for the LVIP BlackRock Global Allocation Fund indicates that there is an expense limitation agreement in place with the Fund’s adviser. The Financial Statements for the Fund in the Fund’s Annual Report show an expense ratio of 76 basis points for standard class shares and 101 basis points for service class shares, each of which are 3 basis points above the stated expense cap excluding acquired fund fees and expenses. A footnote explains that expenses are 3 basis points lower when excluding brokerage commissions. Please explain what the Fund’s brokerage commissions were and why the brokerage commissions were excluded from the expense cap for the Fund.

a.

The expense limitation agreement for the LVIP BlackRock Global Allocation Fund explicitly excludes brokerage commissions when determining whether the Fund has reached its expense cap. The brokerage commissions incurred by the LVIP BlackRock Global Allocation Fund flow through to the Fund’s Statement of Operations as expenses, rather than being netted with transaction costs.

5.

The Prospectus for the LVIP PIMCO Low Duration Bond Fund says that the Fund can invest 15% of its assets in junk bonds “rated B or higher...”. Please confirm if the junk bonds in which the Fund can invest are actually rated B or lower.

a.

The LVIP PIMCO Low Duration invests primarily in investment grade debt securities. However, the Fund may invest up to 15% of its total assets in high yield securities (“junk bonds”) that are rated B or higher by Moody’s Investors Service, Inc., or equivalently rated by Standard & Poor’s Rating Services or Fitch, Inc. In this context, junk bonds “rated B or higher” are a subset of the junk bonds that the Fund may invest in.

6.

The Schedule of Investments for the LVIP PIMCO Low Duration Bond Fund includes some Level III securities. Most funds include a tick mark for Level III securities, however the Level III securities for this Fund do not appear to be ticked. Please confirm that going forward, all Level III securities will be tick marked for all applicable funds.

a.	Going forward, all Level III securities will be tick marked for all applicable funds.

7.

The LVIP Blended Large Cap Managed Volatility Fund includes a principal investment strategy of active and frequent trading. Please confirm if there should be a corresponding active and frequent trading principal risk for the Fund.

a.	The May 1, 2021 Prospectus for the LVIP Blended Large Cap Managed Volatility Fund includes “portfolio turnover risk” as a principal risk of the Fund.

8.

Should the Prospectus for the LVIP Delaware Diversified Floating Rate Fund include disclosure that bank loans may take longer than seven days to settle? In addition, should the Fund’s Prospectus include risk related to the expected discontinuation of LIBOR?

a.

The Prospectus for the LVIP Delaware Diversified Floating Rate Fund dated May 1, 2021 includes LIBOR risk as a principal risk of the Fund. The Prospectus for the Fund will be modified in a future update to specify that it may take longer than seven days for bank loans to settle.

9.

As of the end of the most recently completed fiscal year, the LVIP Baron Growth Opportunities Fund held five securities with a total value of greater than 25% of the Fund’s assets. Please explain how the Fund meets the diversification requirements of the Investment Company Act of 1940.

a.

The LVIP Baron Growth Opportunities Fund meets the diversification requirements of the Investment Company Act of 1940 by testing the holdings percentages at the time of acquisition, as required by the Act. While the top five securities in the Fund as of December 31, 2021 exceeded 25% of the Fund’s assets, Registrant confirms this was due to appreciation; these five securities had a total value of less than 15% at the time of purchase.

10.

In Form N-CEN, there is a net asset value (“NAV”) error disclosed for the LVIP American International Fund that resulted in the reprocessing of accounts. Please provide further information on this NAV error, including steps taken to correct the error and avoid recurrence in the future, if applicable. Further, please explain why this NAV error was not disclosed in the December 31, 2020 Annual Report for the Fund.

a.

The NAV error disclosed in Form N-CEN occurred on December 9, 2020 and was corrected and reprocessed prior to December 31, 2020. Therefore, the prior error was not included in the December 31, 2020 Annual Report. The NAV error was the result of one of the Fund’s underlying fund’s ex-dividend distribution not being timely processed to the accounting records. Registrant has implemented process improvements to prevent this from happening in the future.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any additional comments or questions.

Very truly yours,

/s/ William P. Flory, Jr.
William P. Flory, Jr.
Chief Accounting Officer and Vice President

cc:	Ronald A. Holinsky, Esq.
Samuel K. Goldstein, Esq.
Christina E. Pron, Esq.

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